Exhibit 2.3

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), is made and entered into as of March 24, 2020 (the “First Amendment Effective Date”), by and among BioPharmX, a Delaware corporation (“Parent”), BITI Merger Sub, Inc. a Delaware corporation and wholly owned subsidiary of Public Company (“Merger Sub”), and Timber Pharmaceuticals LLC, a New Jersey limited liability company (“Company”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in that certain Agreement and Plan of Merger and Reorganization, made and entered into as of January 28, 2020, by and among Parent, Merger Sub and Company (the “Merger Agreement”).

RECITALS

A.            Section 10.2 of the Merger Agreement provides that the Merger Agreement may not be amended except by the approval of Parent, Merger Sub and Company.

B.            The board of directors of each of the respective parties have determined that this Amendment is advisable and in the best interests of their respective entities and their respective stockholders.

C.            The parties wish to amend the Merger Agreement as set forth in this Amendment, such amendment to be effective as of the date hereof.

AGREEMENT

The parties to this Amendment, intending to be legally bound, hereby agree as follows:

1.              Amendment to Section 1.5(a)(i).  Section 1.5(a)(i) of the Merger Agreement is hereby deleted in its entity and replaced with the following:

“(i)  The Company Preferred Equity outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive a number of shares of a class of newly issued Parent Preferred Stock which, other than conversion rights, shall have economic terms which are substantially the same as the economic terms of the Company Preferred Equity currently outstanding. Annexed hereto is a form of Certificate of Designations with respect to the Parent Preferred Stock to be issued pursuant to this paragraph.”

2.              Amendment to Exhibit C. The phrase “Conversion Rights: None” in Exhibit C to the Merger Agreement shall be deleted in its entirety and replaced with the following:

“Conversion Rights: Convertible at the option of the holder at a price equal to three times the volume weighted average closing price of a share of Parent Common Stock on the NYSE American for the five consecutive trading days ending one trading day immediately prior to the date of the Parent Stockholders’ Meeting”.

3.              Continuing Effectiveness; Entire Agreement. Except as expressly modified by this Amendment, the Merger Agreement shall remain in full force and effect in accordance with its terms, with each of Parent, Merger Sub and Company ratifying, adopting and affirming the Merger Agreement and otherwise intending to be bound thereby. This Amendment shall be deemed an amendment to the Merger Agreement and shall become effective when executed and delivered by the Parties. Upon the effectiveness of this Amendment, all references in the Merger Agreement to “the Agreement” or “this Agreement,” as applicable, shall refer to the Merger Agreement, as modified by this Amendment.

4.              Miscellaneous. Article X of the Merger Agreement is hereby incorporated into this Amendment mutatis mutandis.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first above written.

BIOPHARMX CORPORATION

By:	/s/ Steven M. Bosacki
Name:	Steven M. Bosacki
Title:	CEO

BITI MERGER SUB, INC.

By:	/s/ Steven M. Bosacki
Name:	Steven M. Bosacki
Title:	CEO

TIMBER PHARMACEUTICALS LLC

By:	/s/ John Koconis
Name:	John Koconis
Title:	Chief Executive Officer

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]